UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35757 / September 24, 2025

In the Matter of:

TCW Direct Lending LLC
TCW Direct Lending VII LLC
TCW Direct Lending VIII LLC
TCW Star Direct Lending LLC
TCW Spirit Direct Lending LLC
TCW Private Asset Income Fund
TCW Asset Backed Finance Management Company LLC
TCW Direct Lending Private Fund VIII LP
TCW Direct Lending Strategic Ventures LLC
TCW Brazos Fund LLC
NJ/TCW Direct Lending LLC
West Virginia Direct Lending LLC
TCW Skyline Lending, L.P.
TCW Direct Lending Structured Solutions 2019 LLC
TCW Direct Lending Structured Solutions 2022 LLC
TCW Asset Management Company LLC
TCW Steel City Perpetual Levered Fund LP
TCW Steel City Unlevered Private Fund LP
TCW PT Management Company LLC

515 South Flower Street
Los Angeles, California 90071

812-15821

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

TCW Direct Lending LLC, et al. filed an application on May 29, 2025, and an amendment to the
application on August 27, 2025, requesting an order under sections 17(d) and 57(i) of the
Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. The order would permit certain registered closed-end management
investment companies and business development companies (collectively, the "Regulated
Funds") to co-invest in portfolio companies with each other and with certain affiliated
investment entities.

On August 29, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35730). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by TCW Direct Lending LLC, et al. (File No. 812-15821) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.